THE SOURLIS LAW FIRM Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*	214 Broad Street
Philip Magri, Esq.+	Red Bank, New Jersey 07701
Joseph M. Patricola, Esq.*+ #	(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

VIA EDGAR CORRESPONDENCE

December 15, 2009

Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street N.E.
Washington, D.C. 20005
Attn:	Mr. Russell Mancuso, Esq., Branch Chief
Mr. Geoffrey Kruczek, Esq., Staff Attorney

RE:	BAETA Corp.
Registration Statement on Form S-1
Amendment No. 7
File No.: 333-154243

Dear Messrs. Mancuso and Kruczek:

Below please find our responses to the Staff’s comment letter, dated November 24, 2009 (the “Comment Letter”), regarding the above-captioned matter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Also, please be advised that the Company has filed Amendment No. 7 to the Registration Statement on Form S-1 today.  A hard copy of this response letter and Amendment No. 7, marked to show changes from Amendment No. 6, are being sent to you today via overnight mail.

Please do not hesitate to contact me at (732) 530-9007 if you have any questions regarding this matter.

Very truly yours,

/s/ Virginia K. Sourlis

 Selling Stockholders, page 28

1.
You disclose on page 31 that Vasyl Rubyov beneficially owns 16,000 shares prior to this offering, contrary to your disclosures on pages 73, 75, and 79 regarding the aggregate number of shares you issued to that investor. Please reconcile. Also, please ensure that you have provided all disclosure required by Regulation S-K Item 507 and Rule 408 regarding relationships you have with the selling stockholders.

Per SEC Comment #1, please be advised that Mr. Rubyov beneficially owns 26,000 shares of BAETA Common Stock. On September 2, 2008, Mr. Rubyov received 1,000 shares for services rendered to BAETA. Those are the only shares that he is registering in this offering.

On February 25, 2009 Mr. Rubyov received 10,000 shares of Common Stock for services rendered. On September 5, 2009, Mr. Rubyov received 15,000 shares of Common Stock for services rendered. Each of these issuances were made in consideration for software development services rendered and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

The Company is of the opinion that all disclosures required by Regulation S-K and Rule 408 have been made in this prospectus.

Results of Operations for the six months ended June 30, 2009 compared to the six months ended June 30, 2008, page 59

2.
Please revise to also discuss material changes in financial condition and results of operations for the most recent fiscal quarter as compared to the corresponding fiscal quarter in the preceding fiscal year (i.e. the three months ended June 30, 2009 as compared to the three months ended June 30, 2008). Please refer to Item 303(b) of Regulation S-K.

Per SEC Comment #2, this revision has been made in accordance with the Commission’s comments and Regulation S-K. Please be advised that this comment has been applied towards the September 30, 2009 quarter end results of operations.

3.
We note that the operating expenses of $603,419 and net loss of $599,253 do not agree to the statement of operations. Revise to ensure that the balances discussed within this section agree to the line items included in the financial statements presented in the registration statement.

Per SEC Comment #3, these revisions have been made in accordance with the Commission’s comments.

4.
We note the changes made in response to prior comment 5. We see that you attribute the increase in operating expenses to increase in “Other Miscellaneous Expenses”. Please revise your discussion to address the nature of the underlying expenses and why those expenses changed in light of your current business operations.

Per SEC Comment #4, these revisions have been made to the results of operations in accordance with the Commission’s comments.

Critical Accounting Policies, page 60

Stock options, page 61

5.
We reference prior comment 7. It is still not clear how you determined the underlying fair value of your common stock. Please describe how you determine the “current stock price of the company stock”. For example, if you use the stock price from a recent private placement or equity offering, please state that.

Per SEC Comment #5, this Critical Accounting Policy has been revised as follows in accordance with the Commission’s comments:

The Company complies with the provisions of SFAS No. 123R “Accounting for Stock-Based Compensation”.  The company uses the Black-Scholes-Merton closed-form model to value it’s stock options.  Using that model, the Company includes as inputs to the model assumptions for the exercise price of each option, the expected term of each option, the current price of the underlying share, the expected volatility in the price of the underlying share for the expected term of each option, the expected dividends on the underlying share for the expected term of each option, and the risk free rate for the expected term of each option.

The exercise date of each option is included on the contractual agreements with each compensated provider.  To estimate the expected term of options, the company used the “simplified” method as allowed in Staff Accounting Bulletin No. 110. The price of the underlying share is valued at the time of option grant with the most relevant measurement at the time being either current stock price of the company stock in a recent private placement or equity offering or vendor invoice/contract that most closely reflects the value of services performed or product delivered. Volatility is estimated by using the implied volatility a comparable company that is public, with publicly traded options, that is in a similar industry, with a similar product set, at a stage of life and size as close to the Company as possible for the set of similar companies with publicly traded options.  The Company is using implied volatility, because historic volatility for the Company does not exist and is not practicable to obtain from comparable companies.  There are no dividends expected to be paid on the underlying shares during the expected term of any options.  And, the risk free rate is obtained from the yield on a similar term U.S. Treasury.

6.
Refer to prior comment 8. Please reconcile the disclosure on page 61 which states that you use the VIX to estimate volatility to the added disclosure on page F-22 which refers to the use of “implied volatility of a comparable company that is public”. Please revise to define the VIX and to disclose how you identify comparable companies within the index to estimate your volatility. In this regard, please also discuss why it is not practicable to obtain historical volatility from comparable companies. We refer you to Question 6 of SAB Topic 14.D.1.

Per SEC Comment #6, these revisions have been made in accordance with the Commission’s comments. Please be advised that the mention of VIX on page 61 was incorrect and inadvertently stated. The disclosure on page 61 should have mirrored the corresponding section in the footnotes, as revised in Amendment No. 6. Please be advised that these sections have since been reconciled for consistency.

7.
Please reconcile your response to prior comment 9 which states that you reconsidered your use of an illiquidity discount to the disclosure on page 61 which states that you continue to apply a discount of 50% to the value calculated from the Black-Scholes-Mertol model. If you no longer use the illiquidity discount, tell us how your financial statements were affected by the change in the calculation of fair value of stock options issued during 2009.

Per SEC Comment #7, these disclosures have been reconciled in accordance with the Commissions comments.

Revolving line of credit, page 64

8.
Please update your revisions added in response to prior comment 10 to be of the most recent practicable date. Note in this regard that the information required to be disclosed by Regulation S-K Item 404 is not limited to the dates for which you provide financial information, such as June 30, 2009.

Per SEC Comment #8, this disclosure has been updated.

Please be advised that with regards to the Company’s unsecured line of credit of $50,000 from Bank of America under a Platinum Visa Business Credit Card program, the principal balance of this line of credit was $46,023 at September 30, 2009. At December 31, 2008, the principal balance of this line of credit was $44,161. At December 31, 2007, the principal balance of this line of credit was $0.00. As of the date of this registration statement, the principal balance of this line of credit is $45,723.

Lease of Office Space, page 66

9.
Your revisions here in response to prior comment 12 and on page 27 imply that you currently have two separate leases for your headquarters operation, including the related-party lease mentioned here. If that is not correct, please revise to eliminate that implication.

Per SEC Comment #9, these disclosures have been revised accordingly.

From inception to March 31, 2009, and on a month-to-month basis thereafter, our Company leased its office space for its headquarters operation from its President at a monthly rent of $750. This arrangement terminated as of June 30, 2009.

On July 1, 2009, the Company began a one-year lease for office space for its headquarters operation from Regus at a minimum monthly rent of $ 952 which expires on June 30, 2010. The minimum full year rental commitment to June 30, 2009 is $ 11,424.

Financial Statements for the Year ended December 31, 2008, page F-1

10.
Please tell us where you revised to label the financial information as of and for the year ended December 31, 2008 as “restated” in compliance with FASB ASC 250-10-50. We note that the balance sheets, statement of operations, statement of shareholders’ equity (deficit) and statement of cash flows still are not labeled “restated”.

Per SEC Comment #10, these revisions have been made and are included in this filing’s versions of the Company financial statements.

Balance Sheets, page F-3

11.
We see from page 65 that as of December 31, 2008 and June 30, 2009 you owe Extranome, a related party, $15,000 and $30,000, respectively. Please revise your balance sheets for December 31, 2008 and any interim period to separately disclose the amounts owed to related parties.

Per SEC Comment #11, these revisions have been made in accordance with the Commission’s comments.

Statement of Operations, page F-4

12.
We reissue our previous comment 17. Please revise your statement of operations to remove the line item “Stock based compensation expense component”. If you wish to highlight the amount of stock based compensation included in your operating expenses, please include it in the notes to the financial statements or within the discussion of operating expenses in MD&A.

Per SEC Comment #12, the statement of operations has been revised in accordance with the Commission’s comments.

Note 9, Restatement, page F-14

13.
We note your response and the revised disclosures included in response to prior comment 23. You state that “many material errors were present” which necessitated a re-audit and that the errors were primarily due to misclassification of accounting entries, but you still do not discuss what those material errors were. Please revise to discuss the material errors you noted and to include a statement that the other errors were not material individually or in the aggregate, as noted in your response.

Per SEC Comment #13, Note 9 to the December 31, 2008 audited financial statement footnotes has been updated accordingly as follows:

NOTE 9: Restatement

Management conducted a review of the December 31, 2008 audited financial statements, and determined that many material errors were present necessitating reentry of all transactions, reperformance of all reconciliations, and a re-audit, and as such, engaged W.T. Uniack & Co., CPAs, P.C. to re-audit the Company financials for the year ending December 31, 2008. The re-audited and corrected financial statements for the year ending December 31, 2008, are now provided. The errors were primarily due to mis-classification of accounting entries and included many entries into the accounting system that were incorrectly entered and some that were incorrectly not entered. The material errors that we noted were the following:

1.
A $25,000 shareholder advance repayment was incorrectly booked as an expense. The result of correcting this error was to increase Other Miscellaneous Operating expenses and to increase Shareholder Advance.

2.
Extranome's work in December resulted in a material, $30,000, expense accrual that was not booked. The result of correcting this error was to increase Other Miscellaneous Operating expenses and to increase Accounts Payable.

3.
$47,357 of capitalizable software development was not capitalized and instead expensed. The result of correcting this error was to increase Software Asset and to decrease Other Miscellaneous Operating expenses and Software Development expenses.

4.	$15,000 of tooling was not capitalized and instead was expensed. The result of correcting this error was to decrease Other Miscellaneous Operating expenses and to increase PP&E.

5.
No bank or other transaction could be identified to account for incorrectly booked $7,750 of Accounts Payable. The result of correcting this error was to decrease Accounts Payable and increase Paid in Capital.

All other errors that we discovered were not material individually or in aggregate.

The corrections are identified below. Only 2008 was in error:

Financial Statement Line Item	Before the Change; full Year 2008	Restated; full year 2008	Adjustment; Increase/(Decrease)
Revenue	$0	$71	$71
Cost of Goods Sold	$0	$17	$17
Amortization	$291	$245	$46
Software Development	$88,412	$73,412	$(15,000)
Other Miscellaneous Operating Expenses	$507,990	$471,629	$(36,361)
Total Operating Expenses	$596,693	$545,286	$(51,407)
Loss from Operations	$(596,693)	$(545,232)	$51,407
Charitable Donation	$0	$(2,500)	$(2,500)
Net Loss before Income Taxes	$(596,661)	$(547,700)	$(48,907)
Net Loss	$(597,193)	$(548,200)	$(48,407)
Basic earnings (Loss) per share	$(0.06)	$(0.03)	$0.03
Weighted average number of common shares – basic and diluted	10,571,629	20,683,456	10,111,827
Inventory	$0	$4,308	$4,308
Total Current Assets	$14,475	$18,783	$4,308
Deposits	$1,000	$0	$(1,000)
Software Application Asset	$0	$47,357	$47,357
PP&E	$1,136	$16,061	$14,925
Total Other Assets	$2,387	$63,669	$61,282
Total Assets	$16,862	$82,452	$65,590
Accounts Payable	$7,750	$2,250	$(5,500)
Accounts Payable Related Party	$0	$30,000	$30,000
Total Current Liabilities	$51,911	$76,411	$24,500
Loans from a Shareholder	$175,769	$0	$(175,769)
Shareholder Advance	$0	$182,600	$182,600
Total Long-Term Liabilities	$175,769	$182,600	$6,831
Total Liabilities	$227,680	$259,011	$31,331
Paid-in Capital	$395,756	$381,022	$(14,734)
Deficits/Losses that have accumulated during the development stage	$(608,722)	$(559,729)	$48,993
Stockholders’ Equity (Deficit)	$(210,819)	$(176,559)	$34,260
Total Liabilities and Stockholders’ Equity (Deficit)	$16,862	$82,452	$65,590

Unaudited Financial Statements for the Period ended June 30, 2009

14.	Please update the financial statements as required by Rule 8-08 of Regulation S-X.

Per SEC Comment #14, the financial statements have been updated in accordance with Rule 8-08 of Regulation S-X. We have updated the financial statements and have replaced the June 30, 2009 financial statements with the September 30, 2009 financial statements, reflecting the three and nine months ended September 30, 2009 in accordance with Rule 8-08 of Regulation S-X. In addition, all references to the financial statements in the body of the registration statement have been revised to reflect the latest financial data.

15.
We note that certain balances on your balance sheet, statement of operations, statement of stockholders’ equity (deficit) and cash flows as they related to the six month period ended June 30, 2009 have been revised. Please tell us the nature of the adjustments made and the impact to your financial statements.

Per SEC Comment #15, as discussed in our conversation with the Commission, please be advised that, per Comment #14, we have updated the financial statements and have replaced the June 30, 2009 financial statements with the September 30, 2009 financial statements, reflecting the three and nine months ended September 30, 2009 in accordance with Rule 8-08 of Regulation S-X. Kindly be advised that the September 30, 2009 financial statements encompass all revisions made per the Commission’s Comment in this Comment #15.

Statement of Operations, page F-18

16.
Please revise your statement of operations to remove the line items “Stock issued for services rendered component” and “Stock options issued for services rendered component”. If you wish to highlight the amount of stock based compensation included in your operating expenses, please include it in the notes to the financial statements or within the discussion of operating expenses in MD&A.

Per SEC Comment #16, these revisions have been made in accordance with the Commission’s comments.

Note 4. Stockholders’ Equity, page F-26

17.
Please reconcile the statement on page F-26 that you issued options to purchase 1,609,862 shares of common stock, of which options to purchase 76,530 shares had vested with the statement on page F-27 that there are no nonvested awards that are not yet recognized as compensation expense. We assume that you recognize stock based compensation expense over the vesting period.

Per SEC Comment #17, this reconciliation has been made in accordance with the Commission’s comments.

18.
We re-issue our comment 27. Please revise your financial statements to disclose the issuance of the common stock to Mr. Litvak. Please note that disclosure of all material issuances of stock and stock options should be included your footnotes. Your disclosure should also clarify whether the issuances are to a third party or related party.

Per SEC Comment #18, these revisions have been made to the footnotes of the financial statements in accordance with the Commission’s comments.

Item 15. Recent Sales of Unregistered Securities, page 69

19.
We note your revisions in response to prior comment 31; however, the issuance dates mentioned here continue to appear to be inconsistent with the dates mentioned on page F-26. For example, you refer on page 76 to an issuance of 30,000 shares on May 24, 2009. You also refer on page 76 to an issuance of 5,000 shares on June 1, 2009 and an issuance of 30,000 shares on June 24, 2009. Therefore, we reissue prior comment 31. Also note the transaction dates disclosed on page 65.

Per SEC Comment # 19, these revisions have been made. The disclosures in this Item 15 are now correct and reconcile with the disclosures in the footnotes.

20.	Refer to the last issuance mentioned on page 80. In the first sentence, you say the issuance was to “Kristuga, Inc”. In the last sentence, you say the issuance was to “Richard”. Please reconcile.

Per SEC Comment #20, this error has been revised and is now correct. Please be advised that Mr. Denis Chistruga is the owner of Kristuga, Inc., and has sole dispositive control over the shares of Common Stock referred to in this disclosure.

Exhibit 16.1 (as filed with the S-1/A filed on September 29, 2009)

21.
We note your response to prior comment 34 and understand that you are continuing to have discussions with your former accountant regarding the letter to be provided under Exhibit 16.1. Upon resolution of those discussions, please file a letter as an exhibit to the registration statement that meets the requirements of Item 304(a)(3) of Regulation S-K.

Per SEC Comment # 21, please be advised that those discussions with our former accountant are still ongoing, with no substantial developments occurring since our prior filing. We continue to engage the former accountant in discussions, and upon resolution, we will immediately file the letter meeting the requirements of Item 304(a)(3) of Regulation S-K in an amendment to the registration statement.